FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2006

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                         ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes      No  X
          ---     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

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Materials Contained in this Report:

1. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 28, 2006.

     Japanese Securities Report for the fiscal year from April 1, 2005 through March 31, 2006 pursuant to Article 24, paragraph 1 of the Securities Exchange Act of Japan and submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 28, 2006, consisting of 117 pages (including cover), which includes the following:

     I.  Corporate information

         A.   Corporate overview
              1. Five-year history of changes in major business indices
              2. History of the company and its associated companies
              3. Business overview
              4. Associated companies
              5. Employee information

         B.   Business
              1. Business results
              2. Production, orders and sales
              3. Management issues
              4. Risk factors
              5. Material contracts
              6. Research and development
              7. Operating and financial review and prospects

         C.   Capital assets
              1. Overview of capital expenditures
              2. Important capital assets
              3. Plans for new projects and disposition of projects

         D.   Company information
              1. Share information
                 a. Total number of shares
                 b. Stock acquisition rights
                 c. Number of shares outstanding, changes in capital stock
                 d. Shareholder information
                 e. Major shareholders
                 f. Voting rights
                 g. Stock options
              2. Share repurchases
              3. Dividend policy
              4. Changes in share price
              5. Directors and corporate auditors
              6. Corporate governance

         E.   Financial information
              1. Consolidated financial information

                 a. Consolidated financial statements
                 b. Others
              2. Unconsolidated financial information
                 a. Unconsolidated financial statements
                 b. Major assets and liabilities
                 c. Others

         F.   Share handling information

         G.   Reference materials
              1. Parent Company Information
              2. Others

     II. Information on guarantors

         A.   Audit Report


The registrant sent copies of the report to the following stock exchange:
         o    Tokyo Stock Exchange, Inc.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Advantest Corporation



                                       By:    /s/ Hitoshi Owada
                                          --------------------------------------
                                          Name:   Hitoshi Owada
                                          Title:  Director and Managing
                                                  Executive Officer


Date:  June 28, 2006